Exhibit 99.3

S

Supplementary Information

Supplementary Accounting Information	S1

Consolidated Profit & Loss Account – Statutory Basis	S6

Reconciliation of Profit & Loss Account
Six months to 30 June 2004	S7
Six months to 30 June 2003	S8

Ongoing operations breakdown	S9

Statistical Analysis

Territorial Analysis of General Business Operations
Six months to 30 June 2004	S10
Second quarter	S11

Territorial Analysis of General Business Ongoing Operations
Six months to 30 June 2004	S12
Second Quarter	S13

UK	S14

Scandinavia	S26

United States	S30

International	S36

International – Canada	S42

Group Reinsurances	S46

Life	S47

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SUPPLEMENTARY ACCOUNTING INFORMATION

PROFIT & LOSS ACCOUNT AND BALANCE SHEET

The following issues relate to the Group’s profit & loss account and balance sheet:

Longer Term Rate of Return

The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR). This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The general business result (based on LTIR) of £277m is calculated assuming pre tax returns of 5% on fixed interest securities and 7.5% on equities and assuming that investments have been held throughout the period according to the investment policy.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the longer term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows:

	Stated longer	Effective return	Effective return
	term return	6 months	6 months
		2004	2003
Equities	7.5%	8.9%	11.1%
Fixed interest	5.0%	4.7%	4.7%

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in ‘Other Activities’. Also included in Other Activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return at 30 June 2004 recognised on the longer term basis since 1994 amounts to £11.1bn and the total actual investment return for this period is £11.3bn.

Actual Return

	30 June	30 June
	2004	2003
	£m	£m
Actual return
Investment income (including Associates)	305	368
Unwind of discounted claims provision	(30)	(38)
Realised gains	26	209
Unrealised losses	(134)	(86)

Total return	167	453

As presented
Recognised in operating result
– General business	327	359
– Other activities	29	9

Total recognised in operating result	356	368
Short term investment fluctuations	(189)	85

Total return	167	453

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Investments

The equity exposure of the Group was broadly unchanged during the first half of 2004, with the value of the aggregate holdings being approximately £1.0bn at the end of the period.

The fixed interest portfolios continue to be concentrated on high quality short dated bonds. Due to increases in interest rates and the recent weakening in global bond markets, the average yield of the fund rose to stand at 3.60% at 30 June 2004. Exposure to bonds rated AA and above continued to stand at approximately 84% of total bond exposure whilst exposure to non investment grade bonds was less than 1%.

Dated Loan Capital

The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital, which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital has decreased by £19m since the beginning of the year due to foreign exchange movements.

Goodwill

Goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the six months to 30 June 2004 is £9m.

Goodwill on Acquisition of Claims Provisions

The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit & loss over the expected run off period of the related claims. Amortisation for the six months to 30 June 2004 is £7m.

Asbestos Developments

Turner & Newell

Further to the High Court ruling against us and in favour of Turner & Newell in 2003, we are pleased to confirm that Royal & SunAlliance, in conjunction with other former employers’ liability insurers of T&N, have been able to reach agreement in principle with T&N’s administrators that a sum of money has been made available towards compensating workers exposed to asbestos by T&N during the years covered by the policies. This will conclude the insurers’ involvement in any asbestos liabilities of the T&N companies.

It is the Group’s policy not to comment on our reserving for individual incidents. However, we are adequately reserved for the proposed agreement within our overall asbestos reserves, which are subject to regular review and within an appropriate range.

Proposed US Asbestos Legislation

A new Senate Bill 2290 (Fairness in Asbestos Injury Resolution or ‘FAIR’ Act) was introduced to the US Senate on 7 April 2004 and was intended to substitute the earlier bill, Senate Bill 1125. The new bill in its initial form proposed establishing a privately financed trust fund to provide payments to individuals with asbestos related illnesses and removal of asbestos claims from the tort litigation system for the duration of the fund. The proposed bill would remove pending and future cases from the judicial system and place these cases and claims into a no fault Trust Fund to be administered by the US Department of Labor. It would establish medical criteria to ensure that only people who showed signs of asbestos related illnesses would be entitled to payments from the trust.

The Group is a member of the core working group helping to develop recommendations with respect to the insurance industry’s financial parameters relative to the Trust Fund. The industry working group has decided to support the proposal that allocation would be established by an Allocation Commission appointed by the President, it is not possible at this stage to predict the exact formula.

Passage of Senate Bill 2290, in its current or an amended form, is far from certain. Similarly, there are concerns once the fund is exhausted, as claimants would have a right to return to the tort system. The return would be confined to the Federal court using the same medical conditions as the fund, which are different to the categories applied in the traditional tort system.

On June 25, 2004, a new proposal was proffered by the Senate Minority Leader and Senate Democrats. The proposal would include contributions to the Trust Fund of $141bn, with the insurance industry portion remaining at $46bn. The new proposal provides for more up front funding, which could increase the present value for insurers beyond $46bn.

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Many issues remain unresolved and, during the remaining brief legislative session, asbestos reform remains a long way from resolution. The amount of funding for the proposed trust fund remains the major issue currently in dispute and, until resolved, it is unlikely that Congress will consider a bill this session. While there is significant interest among many parties in reaching some form of accommodation, labor remains adamant about funding sufficiency and protection for workers’ interests and has insisted on funding of over $149bn.

There can be no assurance that Senate Bill 2290, if ultimately passed, and the amount and timing of any payments by the Group to the trust established there under, would not have a material adverse effect on the Group’s consolidated financial position, results of operations or cash flows.

Asbestos Reserves

The technical provisions include £611m for asbestos in the UK and US. These provisions can be analysed by where the risks were written and by survival ratio. Survival ratio is an industry standard measure of a company’s reserves expressing recent year claims payments or notifications as a percentage of liabilities.

The following table outlines the asbestos provisions as at 30 June 2004 analysed by risk and survival ratio:

As at 30 June 2004	Total	UK risks written in UK	US risks written in UK	US risks written in US
Provisions	£m	£m	£m	£m
Net of reinsurance	929	422	177	330
Net of discount	611	280	130	201
Survival ratios – On payments
(Gross of discount)
One year	26	28	30	23
Three year average	28	38	39	19
Survival ratios – On notifications
(Gross of discount)
One year	18	18	27	16
Three year average	18	22	36	12
As at 31 December 2003
Survival ratios – On payments
(Gross of discount)
One year	28	32	63	19
Three year average	27	46	33	16
Survival ratios – On notifications
(Gross of discount)
One year	21	23	22	18
Three year average	19	25	31	13

UK risks written in the UK

The majority of business in this area is employers’ liability (EL) written through UK commercial regions with a small amount of public and products liability. The underlying method for the estimation of asbestos requirements for UK EL depends critically on establishing a distribution of expected deaths from asbestos related disease, which is then adjusted to allow for the delay between claim and death of claimant. Calibration of the resultant distribution to Group experience of reported claims allows an estimate of future numbers of claims against the Group to be produced.

Average claim cost is monitored from claim notifications over time and, from this data, after adjustment for inflation, a view is taken of current average claims cost taking into account evidence of trends etc. The average costs observed will reflect the proportion of claims cost being borne by the Group as a result of current sharing agreements amongst insurers, which in turn reflects the Group’s proportion of claimant exposure periods.

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US risks written in the UK

US asbestos exposure arises from a variety of sources including: London market ‘direct’ business written through Marine operations many years ago, inward reinsurance exposures also written through London market and from participation in UK aviation pools.

Estimation on all areas of exposure is primarily based on a ground up analysis of direct insureds or cedents, reflecting the likelihood and timing of any breaches of the different layers of exposure written by the Group, and thereby the financial costs and cashflows involved.

US risks written in the US

The following table provides a breakdown of the reserves before discount of the US risks written in the US:

As at 30 June 2004	Policyholders	Total Paid	Paid in 2002	Paid in 2003	Paid in 2004	Case Reserves	% of Case Reserves	Unassigned IBNR	Total Reserves
		$m	$m	$m	$m	$m		$m	$m
Open Accounts
Major	11	42	5	1		12	12%
Peripheral	364	200	23	26		82	80%

Total Open	375	242	28	27		94	92%
Closed Accounts
Major	8	113	4	3		—
Peripheral	349	40	1	—		—

Total Closed	357	153	5	3		—

Sub Total	732	395	33	30		94	92%

Other		53	6	3		9	8%

Total		448	39	33	12	103	100%	494	597

The major category is primary asbestos defendants who manufactured and distributed asbestos products where most are expected to exhaust the majority of available insurance coverage.

The peripheral category is a newer group of defendants brought into litigation due to bankruptcies in the major defendant group. Some may have manufactured, distributed, or installed asbestos containing products, but exposure is more limited. Others owned or operated premises where asbestos products were used, giving rise to premises rather than products claims.

Impact of Foreign Exchange on Quarterly Movements

Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates.

Exchange Rates

	30 June	30 June
	2004	2003
US Dollar	1.81	1.65
Canadian Dollar	2.43	2.24
Danish Kroner	11.08	10.68

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Rating Movements

Rate movements being achieved for risks renewing in June 2004 versus comparable risks renewing in June 2003 were as follows:

	Personal		Commercial
	Motor	Household	Motor	Liability	Property
	%	%	%	%	%
UK	6	7	3	3	0
Canada	5	3	5	3	2
Scandinavia	9	6	8	34	6
US	4	—	—	—	—

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CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS

Restated +
6 months	6 months	12 Months
2004	2003	2003
(unaudited)	(unaudited)	(audited)
£m	£m	£m
Balance on the technical account for general business (excluding investment return allocated to the general business technical account)	(148)	(177)	(898)

Balance on life business technical account gross of tax (excluding investment return allocated from the long term business technical account)	55	17	559

Investment income	312	542	1,098
Interest on dated loan capital	(29)	(28)	(53)
Unrealised losses on investments	(134)	(86)	(395)
Loss from non insurance activities	(2)	(15)	(31)
Central expenses (including reorganisation costs)	(42)	(36)	(94)
Amortisation of goodwill	(9)	(13)	(24)

3	204	162

Total Group operating (loss)/profit	(8)	202	133
Share of results of associated undertakings	11	2	29

Profit on ordinary activities before exceptional items and tax	3	204	162
Losses on disposal of subsidiary undertakings	(21)	(4)	(308)

(Loss)/profit on ordinary activities before tax	(18)	200	(146)
Tax on (loss)/profit on ordinary activities	(47)	(97)	(217)

(Loss)/profit on ordinary activities after tax	(65)	103	(363)
Attributable to equity minority interests	(18)	(6)	(19)

(Loss)/profit for the period attributable to shareholders	(83)	97	(382)
Cost of preference dividend	(5)	(5)	(9)
Cost of ordinary dividend	(47)	(29)	(111)

Transfer (from)/to retained profits	(135)	63	(502)

Earnings per ordinary share # +	(3.1	)p	5.2	p	(19.6	)p
Diluted earnings per ordinary share # +	(3.1	)p	5.2	p	(19.6	)p

#	See note 3 on page 9
+	Restated to reflect the derecognition of the value of internally generated long term insurance business at 31 December 2002

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

SIX MONTHS TO 30 JUNE 2004

			General	Life	Other	Interest	Amortisation	Other	Short term
			business	business	activities	on dated	of goodwill	items	investment
			result	result		loan	/ EV		fluctuations
						capital
			£m	£m	£m	£m	£m	£m	£m
Underwriting loss	(50)		(50)
Reorganisation costs	(43)							(43)
Amortisation of goodwill in acquired claims provisions	(7)						(7)
Equalisation provisions	(18)							(18)

		(118)	(50)	—	—	—	(7)	(61)	—
Unwind of discount in respect of claims outstanding		(30)	(30)

		(148)	(80)	—	—	—	(7)	(61)	—
Life technical result	55			55				—

		55	—	55	—	—	—	—	—
Gross investment income	315
Realised gains	26

		341	357	2	37				(55)
Investment expenses and loan interest		(39)			(39)
Income from associates		10			10

Investment income		312	357	2	8	—	—	—	(55)
Interest on dated loan capital		(29)				(29)
Unrealised losses		(134)							(134)
Loss from non insurance activities		(2)			(2)
Central expenses		(42)			(39)			(3)
Amortisation of goodwill		(9)					(9)

		3	277	57	(33)	(29)	(16)	(64)	(189)

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

SIX MONTHS TO 30 JUNE 2003 (Restated)

			General	Life	Other	Interest	Amortisation	Other	Short term
			business	business	activities	on dated	of goodwill	items	investment
			result	result		loan	/ EV		fluctuations
						capital
			£m	£m	£m	£m	£m	£m	£m
Underwriting loss	(21)		(21)
Reorganisation costs	(93)							(93)
Amortisation of goodwill in acquired claims provisions	(10)						(10)
Equalisation provisions	(15)							(15)

		(139)	(21)	—	—	—	(10)	(108)	—
Unwind of discount in respect of claims outstanding		(38)	(38)

		(177)	(59)	—	—	—	(10)	(108)	—
Life technical result	84			84
Amortisation of EV	(67)						(67)
Reorganisation costs	—							—

		17	—	84	—	—	(67)	—	—
Gross investment income	365
Realised gains	209

		574	397	(9)	15				171
Investment expenses and loan interest		(42)			(42)
Income from associates		10			10

Investment income		542	397	(9)	(17)	—	—	—	171
Interest on dated loan capital		(28)				(28)
Unrealised losses		(86)							(86)
Loss from non insurance activities		(15)			(15)
Central expenses		(36)			(30)			(6)
Amortisation of goodwill		(13)					(13)

		204	338	75	(62)	(28)	(90)	(114)	85

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ONGOING OPERATIONS BREAKDOWN

We have displayed the results of our ongoing operations separately. It is our intention to continue to report these results separately in future.

The following operations have been classed as closed or transferred for this purpose:

•	UK Personal
Terminated intermediated contracts
Healthcare & Assistance
DMI

•	UK Commercial
Financial Solutions
Inwards Reinsurance

•	US
RSUI
Financial Services
Standard personal lines and certain commercial lines under the Travelers renewal rights
Risk managed and global
ProFin
DPIC
Grocers
Affinity Programs
Artis

•	International
France
Puerto Rico
Peru

•	Australia / New Zealand

There is no closed, disposed or transferred business in Scandinavia or Canada.

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

SIX MONTHS TO 30 JUNE

					Net Premiums Written
					2004	2003	2003	Currency
						Adjusted	Original	Inc/dec
					£m	£m	£m	%
United Kingdom					1,314	1,415	1,415	(7)
Scandinavia					702	633	657	11
US					45	906	994	(95)
International					576	608	652	(5)
Australia & New Zealand					—	280	283	—
Group Reinsurance					7	2	2	185

					2,644	3,844	4,003	(31)

Less: Quota share portfolio transfer					(156)	(339)	(349)

					2,488	3,505	3,654

	Underwriting Result					Operating Ratio
	2004			2003	2003	2004		2003
				Adjusted	Original

	Accident Years					Accident Year

	Current	Prior	Total	Total	Total	Current	Total	Total
	£m	£m	£m	£m	£m	%	%	%
United Kingdom	65	(19)	46	38	38	94.7	93.6	97.1
Scandinavia	28	(2)	26	—	—	92.5	92.9	96.8
US	(119)	(20)	(139)	(72)	(79)	183.8	200.2	107.4
International	16	3	19	15	16	97.8	97.2	97.4
Australia & New Zealand	—	—	—	13	13	—	—	95.7
Group Reinsurance	(7)	5	(2)	(9)	(9)

	(17)	(33)	(50)	(15)	(21)	99.6	99.7	99.3

Equalisation provision			(18)	(15)	(15)
Reorganisation costs & goodwill (refer to S7 and S8)			(50)	(103)	(103)

			(118)	(133)	(139)

							General Business
							Result
							(based on LTIR)
							2004	2003
							£m	£m
United Kingdom							176	184
Scandinavia							82	41
US							(58)	18
International							82	77
Australia & New Zealand							—	35
Group Reinsurance							(5)	(17)

							277	338

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

SECOND QUARTER

		Net Premiums Written
		2004	2003
			Original	Inc/dec
		£m	£m	%
United Kingdom		655	572	15
Scandinavia		283	265	11
US		35	450	(92)
International		295	348	(8)
Australia & New Zealand		—	72	—
Group Reinsurance		6	1	378

		1,274	1,708	(23)

	Underwriting Result		Operating Ratio
	2004	2003	2004	2003
	£m	£m	%	%
United Kingdom	40	48	93.3	93.4
Scandinavia	14	6	96.6	98.7
US	(85)	(72)	211.4	114.3
International	12	12	95.9	95.1
Australia & New Zealand	—	7	—	90.9
Group Reinsurance	6	—	—	—

	(13)	1	100.7	99.6

Equalisation provision	(6)	(5)
Reorganisation costs & goodwill (refer to S7 and S8)	(32)	(60)

	(51)	(64)

			General Business
			Result
			(based on LTIR)
			2004	2003
			£m	£m
United Kingdom			104	119
Scandinavia			43	23
US			(46)	(24)
International			44	41
Australia & New Zealand			—	13
Group Reinsurance			5	(3)

			150	169

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS ONGOING OPERATIONS

SIX MONTHS TO 30 JUNE

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	£m	£m	%
United Kingdom	1,318	77	93.5
Scandinavia	702	26	92.9
US	109	8	92.4
International	583	25	96.0
Group Reinsurance	7	(2)

Ongoing businesses	2,719	134	93.6

Closed, disposed or transferred business	(75)	(184)	96.4

Total	2,644	(50)	99.7

			General Business
			Result
			(based on LTIR)
			2004
			£m
United Kingdom			187
Scandinavia			82
US			13
International			86
Group Reinsurance			(5)

Ongoing businesses			363

Closed, disposed or transferred business			(86)

Total			277

Please refer to page S9 for a list of businesses excluded from this analysis.

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS ONGOING OPERATIONS

SECOND QUARTER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	£m	£m	%
United Kingdom	666	58	90.6
Scandinavia	283	14	96.6
US	52	3	93.7
International	308	14	94.5
Group Reinsurance	6	6	—

Ongoing businesses	1,315	95	92.8

Closed, disposed or transferred business	(41)	(108)	48.3

Total	1,274	(13)	100.7

			General Business
			Result
			(based on LTIR)
			2004
			£m
United Kingdom			110
Scandinavia			43
US			5
International			45

Group Reinsurance			5

Ongoing businesses			208

Closed, disposed or transferred business			(58)

Total			150

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Statistical Analysis – UK

UK Commercial Detailed Business Review	S15
UK General Business Operations Breakdown
Six months to 30 June 2004	S16
Second quarter	S17
UK Personal Detailed Business Review	S19
UK Personal General Business Operations Breakdown
Six months to 30 June 2004	S20
Second Quarter	S21
UK General Business Ongoing Operations Breakdown
Six months to 30 June 2004	S22
Second quarter	S23
UK Personal Business Ongoing Operations Breakdown
Six months to 30 June 2004	S24
Second Quarter	S25

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DETAILED BUSINESS REVIEW

UNITED KINGDOM

COMMERCIAL

•	UK Commercial achieved an excellent result with a 91.9% operating ratio (a 2.5 point improvement over 2003).

•	Overall premium levels are 4% above 2003, reflecting the anticipated softening rating environment offset by a reduction in quota share. Rate increases averaged 0% in property and 3% in motor and liability, similar to those reported at the first quarter.

•	Liability premium volumes are up by 5% after adjusting for quota share, reflecting achieved rate increases in the portfolio. Motor premium volumes are broadly level with 2003 after adjusting for quota share, with growth in the Motability account offsetting some reductions in other segments.

•	The Other class includes marine together with premium for discontinued lines of business. Discontinued premium of £24m principally relates to a one off commutation.

•	The strong underwriting result for the half year of £40m reflects the quality of the portfolio. The claims ratio improved by 6 points, driven by a 5% improvement in underlying claims. The underwriting result for the ongoing business of £69m represents a £23m improvement on 2003.

•	The largest business class, property, continues to demonstrate excellent results, with an 82.3% operating ratio. These impressive results reflect our continued focus on technical price.

•	Liability results are in line with the previous year, at a COR of 104.4%. The motor account has maintained a sub 100% combined ratio in a competitive market.

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal
Household	191	434	(56)	15	5	98.1	99.1
Motor	201	201	(0)	(7)	(18)	102.6	107.3
Other	13	(97)	114	(2)	5	111.4	91.1

	405	538	(25)	6	(8)	97.4	100.3

Commercial
Property	413	406	2	65	68	82.3	81.6
Casualty	166	147	13	(8)	(6)	104.4	103.5
Motor	249	233	7	10	18	95.3	91.7
Other	81	91	(12)	(27)	(34)	147.5	134.2

	909	877	4	40	46	91.9	94.4

Total	1,314	1,415	(7)	46	38	93.6	97.1

						General Business
						Result
						(based on LTIR)
						2004	2003
						£m	£m
Personal						47	41
Commercial						129	143

						176	184

Operating Ratio		Personal		Commercial		Total
		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%
Claims ratio		63.6	65.1	63.5	69.4	63.5	67.4
Expense ratio		33.8	35.2	28.4	25.0	30.1	29.7

		97.4	100.3	91.9	94.4	93.6	97.1

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	£m	£m	%	£m	£m	%	%
Personal
Household	98	213	(54)	11	24	96.7	90.0
Motor	103	101	2	—	(4)	99.9	102.5
Other	7	(181)	104	—	2	94.5	68.4

	208	133	54	11	22	94.7	92.7

Commercial
Property	213	209	2	41	44	77.6	77.4
Casualty	78	67	18	(1)	(10)	101.3	113.3
Motor	128	121	7	7	9	93.0	92.1
Other	28	42	(36)	(18)	(17)	158.0	137.1

	447	439	2	29	26	92.7	94.5

Total	655	572	15	40	48	93.3	93.4

						General Business
						Result
						(based on LTIR)
						2004	2003
						£m	£m
Personal						30	44
Commercial						74	75

						104	119

Operating Ratio		Personal		Commercial		Total
		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%
Claims ratio		61.4	56.9	62.6	69.8	62.2	64.0
Expense ratio		33.3	35.8	30.1	24.7	31.1	29.4

		94.7	92.7	92.7	94.5	93.3	93.4

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DETAILED BUSINESS REVIEW

UNITED KINGDOM

PERSONAL

•	The UK personal account continues to show the impact of our focus on underwriting initiatives, with a 2.9 point improvement in operating ratio to 97.4%. This good performance was seen in both our continuing intermediated business (98.3% operating ratio) and MORE TH>N (97.9%).

•	Overall premiums fell by 25% compared to 2003 as the impact of our remedial action during 2003 became evident.

•	There are a number of distorting features at the total premium level, including a reduction in HBoS premium of £200m, an adjustment relating to the sale of our DMI portfolio (£14m) and a negative £104m in 2003 relating to our Healthcare & Assistance premium, which relates to a reinsurance to provide for the liabilities of this book of business on disposal.

•	Increases in MORE TH>N premium of 12% over 2003 partly offset the adjustments above, 9% of the growth being due to the reduction in quota share.

•	MORE TH>N has seen a net increase of around 50,000 policies over the same period in 2003, including 10% growth in the motor policy count.

•	We have continued to drive price increases ahead of the market, with increases of 6% for motor and 7% for household over the last year, as we strive for profitable growth.

•	Overall, UK Personal produced an underwriting result of £6m, £14m favourable to 2003, with a combined operating ratio of 97.4%.

•	The Personal Intermediated underwriting result improved by £13m to £6m driven by an improvement in the claims ratio, as the benefits of our underwriting, claims and portfolio initiatives work through the account. The ongoing operating ratio was 98.3%.

•	The MORE TH>N underwriting result improved by £8m over 2003, reflecting both an improvement in claims frequency and average claims cost in the household account and a 2.5 point reduction in the expense ratio to 26.7%.

S19

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UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

		Net Written Premium			Underwriting Result		Operating Ratio
		2004	2003	Inc/Dec	2004	2003	2004	2003
Personal Intermediated		£m	£m	%	£m	£m	%	%
Household		122	369	(67)	9	5	102.5	99.5
Motor		77	92	(16)	(2)	(11)	102.8	110.7
Other		4	—	—	(1)	(1)	132.0	103.1

		203	461	(56)	6	(7)	100.4	103.0

MORE TH>N
Household		69	65	7	6	—	90.5	97.6
Motor		124	109	14	(5)	(7)	102.5	102.4
Other		9	7	25	(1)	(1)	103.9	122.3

		202	181	12	—	(8)	97.9	101.1

Health
Other		—	(104)	—	—	7	—	86.3

		—	(104)	—	—	7	—	86.3

Personal Total
Household		191	434	(56)	15	5	98.1	99.1
Motor		201	201	(0)	(7)	(18)	102.6	107.3
Other		13	(97)	114	(2)	5	111.4	91.1

		405	538	(25)	6	(8)	97.4	100.3

Operating Ratio	UK PI		MORE TH>N		Health		Total
	2004	2003	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%	%	%
Claims ratio	59.9	62.9	71.2	71.9	—	66.9	63.6	65.1
Expense ratio	40.5	40.1	26.7	29.2	—	19.4	33.8	35.2

	100.4	103.0	97.9	101.1	—	86.3	97.4	100.3

S20

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UK PERSONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

		Net Written Premium			Underwriting Result		Operating Ratio
		2004	2003	Inc/Dec	2004	2003	2004	2003
Personal Intermediated		£m	£m	%	£m	£m	%	%
Household		62	180	(66)	6	24	103.6	89.2
Motor		39	44	(10)	—	(2)	101.8	105.1
Other		2	(7)	131	—	3	108.4	12.6

		103	217	(53)	6	25	99.7	92.1

MORE TH>N
Household		36	33	10	5	—	84.2	95.3
Motor		64	57	12	—	(2)	99.0	98.4
Other		5	4	23	—	(1)	91.3	128.5

		105	94	12	5	(3)	92.9	98.3

Health
Other		—	(178)	—	—	—	—	—

		—	(178)	—	—	—	—	—

Personal Total
Household		98	213	(54)	11	24	96.7	90.0
Motor		103	101	2	—	(4)	99.9	102.5
Other		7	(181)	104	—	2	94.5	68.4

		208	133	54	11	22	94.7	92.7

Operating Ratio	UK PI		MORE TH>N		Health		Total
	2004	2003	2004	2003	2004	2003	2004	2003
	%	%	%	%	%	%	%	%
Claims ratio	58.1	53.0	67.8	69.7	—	—	61.4	56.9
Expense ratio	41.6	39.1	25.1	28.6	—	—	33.3	35.8

	99.7	92.1	92.9	98.3	—	—	94.7	92.7

S21

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UNITED KINGDOM GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	£m	£m	%
Personal
Household	219	17	93.2
Motor	201	(7)	102.6
Other	13	(2)	111.4

	433	8	97.7

Commercial
Property	413	66	82.2
Casualty	166	(8)	104.4
Motor	249	10	95.3
Other	57	1	97.9

	885	69	91.5

Ongoing business	1,318	77	93.5

Closed, disposed or transferred business	(4)	(31)	123.1

Total	1,314	46	93.6

			General Business
			Result
			(based on LTIR)
			2004
			£m
Personal			40
Commercial			147

Ongoing businesses			187

Operating Ratio	Personal	Commercial	Total
	2004	2004	2004
	%	%	%
Claims ratio	65.0	62.9	63.6
Expense ratio	32.7	28.6	29.9

	97.7	91.5	93.5

Please refer to page S9 for a list of businesses excluded from this analysis.

S22

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UNITED KINGDOM GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	£m	£m	%
Personal
Household	106	11	91.1
Motor	103	—	99.9
Other	7	—	94.5

	216	11	94.8

Commercial
Property	213	42	77.6
Casualty	79	(1)	101.3
Motor	128	7	93.0
Other	30	(1)	103.8

	450	47	88.6

Ongoing businesses	666	58	90.6

Closed, disposed or transferred business	(11)	(18)	67.4

Total	655	40	93.3

			General Business
			Result
			(based on LTIR)
			2004
			£m
Personal			26
Commercial			84

Ongoing businesses			110

Operating Ratio	Personal	Commercial	Total
	2004	2004	2004
	%	%	%
Claims ratio	62.8	59.1	60.3
Expense ratio	32.0	29.5	30.3

	94.8	88.6	90.6

Please refer to page S9 for a list of businesses excluded from this analysis.

S23

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UNITED KINGDOM PERSONAL BUSINESS ONGOING OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	£m	£m	%
Personal Intermediated
Household	150	11	94.6
Motor	77	(2)	102.8
Other	4	(1)	132.0

	231	8	98.3

MORE TH>N
Household	69	6	90.5
Motor	124	(5)	102.5
Other	9	(1)	103.9

	202	—	97.9

Total
Household	219	17	93.2
Motor	201	(7)	102.6
Other	13	(2)	111.4

Ongoing businesses	433	8	97.7

Closed, disposed or transferred business	(28)	(2)	57.0

Total	405	6	97.4

Operating Ratio	UK PI	MORE TH>N	Total
	2004	2004	2004
	%	%	%
Claims ratio	60.4	71.2	65.0
Expense ratio	37.9	26.7	32.7

	98.3	97.9	97.7

Please refer to page S9 for a list of businesses excluded from this analysis.

S24

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UNITED KINGDOM PERSONAL BUSINESS ONGOING OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	£m	£m	%
Personal Intermediated
Household	70	6	94.6
Motor	39	—	101.8
Other	2	—	108.4

	111	6	97.4

MORE TH>N			—
Household	36	5	84.2
Motor	64	—	99.0
Other	5	—	91.3

	105	5	92.9

Total			—
Household	106	11	91.1
Motor	103	—	99.9
Other	7	—	94.5

Ongoing businesses	216	11	94.8

Closed, disposed or transferred business	(8)	—	57.2

Total	208	11	94.7

Operating Ratio	UK PI	MORE TH>N	Total
	2004	2004	2004
	%	%	%
Claims ratio	58.9	67.8	62.8
Expense ratio	38.5	25.1	32.0

	97.4	92.9	94.8

Please refer to page S9 for a list of businesses excluded from this analysis.

S25

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Statistical Analysis – Scandinavia

Scandinavian Detailed Business Review	S27
Scandinavia General Business Operations Breakdown
Six months to 30 June 2004	S28
Second quarter	S29

S26

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SCANDINAVIA

•	The Scandinavian result improved by 3.9 points to 92.9%, with all territories contributing to the good result and with the largest improvement being in Swedish commercial.

PERSONAL

•	The Scandinavian personal account showed strong premium growth of 9%,after adjusting for the changes in quota share and exchange (15% excluding just exchange), with a 1.8 point improvement in operating ratio to 98.1%.

•	Premium volumes in Denmark are up by 4%, after adjusting for quota share and exchange movements (11% excluding just exchange), reflecting the rate increases carried on the account.

•	Growth in Sweden is 15%, after adjusting for reinsurance and exchange (21% excluding just exchange), driven by growth in the personal motor portfolio.

•	Both Denmark and Sweden have continued to achieve good rate increases of 9% in personal motor and 6% in household, in line with those seen in the first quarter.

•	The underwriting result for the half year improved by £4m, after adjusting for exchange. This improvement was largely driven by Denmark (with a 6 point improvement in operating ratio to 92.4%), primarily due to an improvement in Danish property. The Swedish result was broadly in line with 2003.

COMMERCIAL

•	Commercial premium of £356m increased by 7% compared to 2003, reflecting changes in quota share, with a 6.6 point improvement in operating ratio to 87.2%.

•	Danish premium was 2% above 2003, after adjusting for quota share and exchange movements (10% excluding just exchange), reflecting very strong rating increases in the liability account following changes in workers’ compensation legislation, countering some volume changes in the risk managed book of business.

•	Swedish premiums were 4% below 2003, after adjusting for changes in reinsurance and exchange movements (5% above 2003 excluding just exchange), as our focus on underwriting discipline led to some anticipated loss of volume in the property account.

•	The underwriting balance improved by £22m with the largest increase being in Sweden.

•	Results in the Danish commercial account are £3m better than 2003, principally reflecting an improvement in motor.

•	Results in Sweden improved significantly over 2003 to an 82.2% operating ratio, reflecting the impact of the rate increases on the account and improved underwriting discipline. All classes improved, although the largest improvement was in property, reflecting a decrease in average claims cost.

S27

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SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004	2003	2003	Currency	2004	2003	2003	2004	2003
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%
Personal
Denmark	114	103	106	11	3	(1)	(1)	92.4	98.4
Sweden	206	170	177	21	(4)	(3)	(4)	101.5	101.1
Other	26	28	29	(6)	1	—	—	89.8	95.9

	346	301	312	15	—	(4)	(5)	98.1	99.9

Commercial
Denmark	161	145	151	10	7	4	5	91.8	92.5
Sweden	178	170	176	5	19	—	—	82.2	95.0
Other	17	17	18	(4)	—	—	—	96.4	97.8

	356	332	345	7	26	4	5	87.2	93.8

Total
Denmark	275	248	257	11	10	3	4	92.0	94.9
Sweden	384	340	353	13	15	(3)	(4)	93.4	98.3
Other	43	45	47	(5)	1	—	—	92.3	96.7

	702	633	657	11	26	—	—	92.9	96.8

								General Business
								Result
								(based on LTIR)
								2004	2003
								£m	£m
Personal								31	18
Commercial								51	23

								82	41

Operating Ratio				Personal		Commercial		Total
				2004	2003	2004	2003	2004	2003
				%	%	%	%	%	%
Claims ratio				81.3	81.1	70.0	78.7	75.9	79.9
Expense ratio				16.8	18.8	17.2	15.1	17.0	16.9

				98.1	99.9	87.2	93.8	92.9	96.8

S28

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SCANDINAVIA GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Currency	2004	2003	2004	2003
		Original	Inc/dec		Original
	£m	£m	%	£m	£m	%	%
Personal
Denmark	44	43	6	2	(3)	95.2	106.1
Sweden	106	93	18	(6)	—	105.6	99.0
Other	13	14	(1)	1	1	82.4	91.6

	163	150	13	(3)	(2)	101.1	100.5

Commercial
Denmark	38	38	4	4	6	108.2	99.4
Sweden	72	67	12	13	2	81.6	95.2
Other	10	10	7	—	—	91.0	98.1

	120	115	9	17	8	92.7	96.5

Total
Denmark	82	81	5	6	3	101.4	102.2
Sweden	178	160	16	7	2	95.6	97.3
Other	23	24	2	1	1	86.1	94.1

	283	265	11	14	6	96.6	98.7

						General Business
						Result
						(based on LTIR)
						2004	2003
						£m	£m
Personal						13	10
Commercial						30	13

						43	23

Operating Ratio		Personal		Commercial		Total
		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%
Claims ratio		83.2	81.0	66.9	74.7	75.4	78.1
Expense ratio		17.9	19.5	25.8	21.8	21.2	20.6

		101.1	100.5	92.7	96.5	96.6	98.7

S29

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Statistical Analysis – US

United States Detailed Business Review	S31
United States General Business Operations Breakdown
Six months to 30 June 2004	S32
Second quarter	S33
United States General Business Ongoing Operations Breakdown
Six months to 30 June 2004	S34
Second quarter	S35

S30

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UNITED STATES

•	The US result, with an underwriting loss of £(139)m and 95% reduction in premium, highlights the actions being taken in 2003 to close, sell or transfer under performing parts of the portfolio.

PERSONAL

•	The continuing business comprises the non standard auto portfolio, which delivered a strong first half COR of 91.6%.

•	Total personal premium decreased by 51% reflecting the renewal rights deal with Travelers.

•	The closed, disposed or transferred business comprised the standard preferred auto and household business, which was part of the renewal rights deal with Travelers.

•	The overall improvement in the personal lines result is due to the non standard auto result where there is a focus on expense management and strong claims performance.

COMMERCIAL

•	Closed, disposed or transferred business comprises the portfolios that were part of the renewal rights deal with Travelers in September 2003 and a smaller deal with XL transferring the renewal rights of the risk managed global property book in October 2003. Our reorganisation programme has resulted in a significant reduction in premium volume, which is inevitably running ahead of the reduction in operating expenses.

•	As previously indicated, 2004 will be a challenging year for the US operation due to this timing lag between the elimination of expenses and the reduction in premium volume.

•	The negative premium of £(69)m has arisen due to reinsurance payments and mid term cancellations.

S31

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US GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004		2003	Inc/dec	2004		2003	2004	2003
	$m		$m	%	$m		$m	%	%
Personal
Household	1		95	(99)	2		(3)	—	102.6
Automobile	206		323	(36)	21		9	91.5	97.5

	207		418	(51)	23		6	92.9	98.7

Commercial
Property	(6)		298	(102)	(28)		17	—	93.3
Package	(24)		195	(112)	(12)		(3)	—	99.5
Automobile	(6)		122	(105)	(13)		(2)	—	101.8
Workers’ comp	(81)		359	(123)	(96)		(54)	—	113.7
General liability	(8)		247	(103)	(125)		(94)	—	138.2

	(125)		1,221	(110)	(274)		(136)	—	110.5

Total	82		1,639	(95)	(251)		(130)	200.2	107.4

	£m	£m	£m	%	£m	£m	£m	%	%
		Adjusted	Original			Adjusted	Original
Personal	114	231	254	(51)	12	3	3	92.9	98.7
Commercial	(69)	675	740	(110)	(151)	(75)	(82)	—	110.5

	45	906	994	(95)	(139)	(72)	(79)	200.2	107.4

								General Business
								Result
								(based on LTIR)
								2004	2003
								$m	$m
Personal								45	31
Commercial								(150)	(1)

								(105)	30

Operating Ratio				Personal		Commercial		Total
				2004	2003	2004	2003	2004	2003
				%	%	%	%	%	%
Claims ratio				67.9	71.4	—	80.9	95.7	78.4
Expense ratio				25.0	27.3	—	29.6	104.5	29.0

				92.9	98.7	—	110.5	200.2	107.4

S32

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US GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	$m	$m	%	$m	$m	%	%
Personal
Household	—	55	(100)	1	2	—	93.6
Automobile	95	161	(41)	10	7	92.7	96.1

	95	216	(56)	11	9	95.0	95.7

Commercial
Property	3	147	(97)	(2)	(18)	—	112.0
Package	(13)	102	(113)	(6)	—	—	99.0
Automobile	—	71	(100)	(5)	(3)	—	103.2
Workers’ comp	(26)	132	(120)	(59)	(44)	—	128.3
General liability	4	111	(96)	(90)	(63)	—	151.0

	(32)	563	(106)	(162)	(128)	—	121.0

Total	63	779	(92)	(151)	(119)	211.4	114.3

	£m	£m	%	£m	£m	%	%
		Original			Original
Personal	53	126	(56)	5	5	95.0	95.7
Commercial	(18)	324	(106)	(90)	(77)	—	121.0

	35	450	(92)	(85)	(72)	211.4	114.3

						General Business
						Result
						(based on LTIR)
						2004	2003
						$m	$m
Personal						19	21
Commercial						(102)	(58)

						(83)	(37)

Operating Ratio		Personal		Commercial		Total
		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%
Claims ratio		65.2	68.1	—	87.6	105.8	82.5
Expense ratio		29.8	27.6	—	33.4	105.6	31.8

		95.0	95.7	—	121.0	211.4	114.3

S33

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US GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	$m	$m	%
Personal
Automobile	197	16	91.6

	197	16	91.6

Commercial	—	—	—
Package	—	(1)	—

Ongoing businesses	197	15	92.4

Closed, disposed or transferred business	(115)	(266)	—

Total	82	(251)	200.2

	£m	£m	%
Personal	109	9	91.6
Commercial	—	(1)	—

Ongoing businesses	109	8	92.4

Closed, disposed or transferred business	(64)	(147)	—

Total	45	(139)	200.2

			General Business
			Result
			(based on LTIR)
			2004
			$m
Personal			25
Commercial			(1)

Ongoing businesses			24

Operating Ratio	Personal	Commercial	Total
	2004	2004	2004
	%	%	%
Claims ratio	68.6	—	68.8
Expense ratio	23.0	—	23.6

	91.6	—	92.4

Please refer to page S9 for a list of businesses excluded from this analysis.

S34

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US GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
	$m	$m	%
Personal
Automobile	93	8	92.6

	93	8	92.6

Commercial
Package		(1)	—
		(1)	—

Ongoing businesses	93	7	93.7

Closed, disposed or transferred business	(30)	(158)	(22.5)

Total	63	(151)	211.4

	£m	£m	%
Personal	52	4	92.6
Commercial	—	(1)	—

Ongoing businesses	52	3	93.7

Closed, disposed or transferred business	(17)	(88)	(22.5)

Total	35	(85)	211.4

			General Business
			Result
			(based on LTIR)
			2004
			$m
Personal			10
Commercial			(1)

Ongoing businesses			9

Operating Ratio	Personal	Commercial	Total
	2004	2004	2004
	%	%	%
Claims ratio	68.6	—	68.8
Expense ratio	24.0	—	24.9

	92.6	—	93.7

Please refer to page S9 for a list of businesses excluded from this analysis

S35

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Statistical Analysis – International (including Canada)

International Detailed Business Review	S37
International General Business Operations Breakdown
Six months to 30 June	S38
Second quarter	S39
International General Business Ongoing Operations Breakdown
Six months to 30 June	S40
Second quarter	S41

S36

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INTERNATIONAL

•	The 2004 International underwriting result was £19m, reflecting the underlying quality of the regional portfolios following the underwriting actions taken in the last twelve months. As anticipated, a softening rating environment is being seen across the businesses. Our commitment to achieving the right price per risk has led to some loss of volume in certain classes.

PERSONAL

•	Underlying premiums reduced by 6%, excluding the impact of exchange rates and the impact of quota share.

•	Other Europe & Middle East premium was up 4% (after adjusting for exchange), with strong growth in Italy

•	LAC premium was down by 11% after adjusting for exchange, principally reflecting the sale of Peru in March 2004 and Puerto Rico in October 2003.

•	Asia premium was up 5% reflecting corporate partner driven growth in Japan.

•	The underwriting result of £12m is £5m ahead of 2003, with an improvement of £7m from Canada.

COMMERCIAL

•	Underlying premiums reduced by 16% excluding the impact of exchange rates and the impact of quota share

•	Other Europe & Middle East premium was up 2%, after adjusting for exchange, with agency driven growth in Italy offsetting a reduction in premium in France, (following the French account being put into run off)

•	The sale of Peru and Puerto Rico contributed to the reduction of premium in LAC. All ongoing operations in LAC produced an underwriting profit and COR sub 100% despite a number of large losses in the year to date.

•	In Asia, our focus on maintaining technical price led to reduced lines on a number of large risks.

•	The strong underwriting result of £7m was modestly below 2003, with all territories broadly in line with the prior year.

S37

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INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written				Underwriting Result			Operating Ratio
	2004	2003	2003	Currency	2004	2003	2003	2004	2003
		Adjusted	Original	Inc/dec		Adjusted	Original
Personal	£m	£m	£m	%	£m	£m	£m	%	%
Canada	167	170	183	(2)	5	(2)	(2)	97.7	99.8
Other Europe & Middle East	116	111	115	4	3	4	4	97.5	96.9
LAC	37	41	46	(11)	—	1	1	98.6	94.9
Asia	24	23	24	5	4	4	4	87.1	87.1

	344	345	368	(1)	12	7	7	97.3	97.4

Commercial
Canada	59	64	71	(7)	1	(1)	(1)	96.4	106.6
Other Europe & Middle East	103	101	106	2	3	4	4	95.7	95.0
LAC	43	65	72	(34)	6	7	8	94.8	88.1
Asia	27	33	35	(18)	(3)	(2)	(2)	110.6	103.9

	232	263	284	(12)	7	8	9	97.0	97.5

Total
Canada	226	234	254	(3)	6	(3)	(3)	97.8	101.3
Other Europe & Middle East	219	212	221	3	6	8	8	96.8	96.0
LAC	80	106	118	(25)	6	8	9	95.8	90.8
Asia	51	56	59	(9)	1	2	2	98.8	95.1

	576	608	652	(5)	19	15	16	97.2	97.4

								General Business
								Result
								(based on LTIR)
								2004	2003
Personal								£m	£m
Canada								22	12
Other Europe & Middle East								16	16
LAC								1	3
Asia								6	6

								45	37

Commercial
Canada								13	12
Other Europe & Middle East								15	16
LAC								8	12
Asia								1	—

								37	40

Total
Canada								35	24
Other Europe & Middle East								31	32
LAC								9	15
Asia								7	6

								82	77

Operating Ratio				Personal		Commercial		Total

				2004	2003	2004	2003	2004	2003
				%	%	%	%	%	%
Claims ratio				68.4	69.1	58.8	62.2	64.6	66.0
Expense ratio				28.9	28.3	38.2	35.3	32.6	31.4

				97.3	97.4	97.0	97.5	97.2	97.4

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INTERNATIONAL GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Currency	2004	2003	2004	2003
		Original	Inc/dec		Original
Personal	£m	£m	%	£m	£m	%	%
Canada	96	105	1	6	3	91.9	93.9
Other Europe & Middle East	60	62	(0)	—	4	99.3	94.1
LAC	18	25	(22)	—	1	100.4	91.9
Asia	12	11	12	3	2	84.1	85.5

	186	203	(2)	9	10	94.6	92.9

Commercial
Canada	31	42	(14)	(1)	2	100.6	95.7
Other Europe & Middle East	47	51	(4)	3	(5)	93.4	109.6
LAC	20	39	(44)	4	4	95.9	86.0
Asia	11	13	(11)	(3)	1	125.4	99.4

	109	145	(18)	3	2	98.5	98.3

Total
Canada	127	147	(3)	5	5	94.2	94.1
Other Europe & Middle East	107	113	(2)	3	(1)	96.8	101.1
LAC	38	64	(35)	4	5	96.8	88.3
Asia	23	24	(1)	—	3	105.0	93.1

	295	348	(8)	12	12	95.9	95.1

						General Business
						Result
						(based on LTIR)
						2004	2003
Personal						£m	£m
Canada						15	10
Other Europe & Middle East						7	10
LAC						—	2
Asia						4	4

						26	26

Commercial
Canada						5	8
Other Europe & Middle East						9	1
LAC						5	6
Asia						(1)	—

						18	15

Total
Canada						20	18
Other Europe & Middle East						16	11
LAC						5	8
Asia						3	4

						44	41

Operating Ratio		Personal		Commercial		Total

		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%
Claims ratio		66.3	65.8	59.4	61.5	63.5	64.0
Expense ratio		28.3	27.1	39.1	36.8	32.4	31.1

		94.6	92.9	98.5	98.3	95.9	95.1

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INTERNATIONAL GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
Personal	£m	£m	%
Canada	167	5	97.7
Other Europe & Middle East	118	4	96.8
LAC	35	—	97.9
Asia	24	4	87.1

	344	13	97.0

Commercial
Canada	59	1	96.4
Other Europe & Middle East	102	4	95.6
LAC	50	6	87.3
Asia	28	1	95.5

	239	12	94.1

Total
Canada	226	6	97.8
Other Europe & Middle East	220	8	96.3
LAC	85	6	91.6
Asia	52	5	91.2

Ongoing businesses	583	25	96.0

Closed, disposed or transferred business	(7)	(6)	53.4

Total	576	19	97.2

			General Business
			Result (based on LTIR)
			2004
			£m
Personal
Canada			22
Other EMEA & Middle East			16
LAC			1
Asia			6

Ongoing businesses			45

Commercial
Canada			13
Other EMEA & Middle East			15
LAC			8
Asia			5

Ongoing businesses			41

Total
Canada			35
Other EMEA & Middle East			31
LAC			9
Asia			11

Ongoing businesses			86

Operating Ratio	Personal	Commercial	Total
	2004	2004	2004
	%	%	%
Claims ratio	68.3	57.7	64.2
Expense ratio	28.7	36.4	31.8

	97.0	94.1	96.0

Please refer to page S9 for a list of businesses excluded from this analysis.

S40

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INTERNATIONAL GENERAL BUSINESS ONGOING OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written	Underwriting Result	Operating Ratio
	2004	2004	2004
Personal	£m	£m	%
Canada	96	6	91.9
Other Europe & Middle East	63	—	98.2
LAC	17	—	99.8
Asia	12	3	84.1

	188	9	94.2

Commercial
Canada	31	(1)	100.6
Other Europe & Middle East	50	4	92.7
LAC	27	3	87.1
Asia	12	(1)	107.7

	120	5	94.9

Total
Canada	127	5	94.2
Other Europe & Middle East	113	4	95.7
LAC	44	3	92.0
Asia	24	2	96.2

Ongoing businesses	308	14	94.5

Closed or transferred business	(13)	(2)	107.5

Total	295	12	95.9

			General Business
			Result (based on LTIR)
			2004
			£m
Personal
Canada			15
Other EMEA & Middle East			6
LAC			—
Asia			4

Ongoing businesses			25

Commercial
Canada			5
Other EMEA & Middle East			10
LAC			4
Asia			1

Ongoing businesses			20

Total
Canada			20
Other EMEA & Middle East			16
LAC			4
Asia			5

Ongoing businesses			45

Operating Ratio	Personal	Commercial	Total
	2004	2004	2004
	%	%	%
Claims ratio	66.1	58.0	63.0
Expense ratio	28.1	36.9	31.5

	94.2	94.9	94.5

Please refer to page S9 for a list of businesses excluded from this analysis.

S41

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Statistical Analysis – Canada

International – Canada Detailed Business Review	S43

International – Canada General Business Operations Breakdown

Six months to 30 June	S44

Second quarter	S45

Group Reinsurances	S46

Life	S47

Territorial Analysis of Life Business Operations	S48
Life & Pensions

S42

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INTERNATIONAL – CANADA

•	The Canadian underwriting result was a profit of £6m, which was a £9m improvement over prior year. The operating ratio improved by 3.5 points to 97.8%.

PERSONAL

•	Excluding the effect of the quota share, underlying premiums reduced by 10%. This reflects the actions taken to improve the profitability of the intermediated book. The Johnson Corporation business continues to grow strongly.

•	Personal motor premiums fell by 8%, excluding the effect of the quota share, with growth in Johnson offsetting a reduction in other areas, including that for the Facility Association (FA) pool.

•	The underwriting result showed a strong improvement of £7m over 2003, with a 2.1 point improvement in operating ratio. Both household and motor had better results in 2004, partly reflecting lower weather losses and an improvement in underlying claims cost, despite an increased loss from the FA pool.

COMMERCIAL

•	Excluding the effect of the quota share, underlying premiums reduced by 15%. Adjusting for quota share, the premium volume in the commercial property account was maintained in a softening market, with small reductions in the other classes.

•	The underwriting result improved by £2m compared to 2003 resulting in an improvement in the COR of over 10 points. This reflects the benefits being seen from the restructuring of the commercial portfolio in 2003.

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INTERNATIONAL – CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

SIX MONTHS TO 30 JUNE

	Net Premiums Written				Underwriting Result				Operating Ratio
	2004		2003	Inc/dec		2004		2003	2004	2003
	C$m		C$m	%		C$m		C$m	%	%
Personal
Household	105		114	(8)		11		6	92.6	96.5
Motor	301		299	1		1		(11)	101.2	102.2

	406		413	(2)		12		(5)	97.7	99.8

Commercial
Property	41		38	8		2		5	90.1	95.4
Motor	43		58	(27)		(1)		(8)	101.8	115.3
General liability	31		31	3		(1)		(2)	102.6	113.8
Other	28		28	2		3		2	90.3	89.7

	143		155	(7)		3		(3)	96.4	106.6

Total	549		568	(3)		15		(8)	97.8	101.3

£m		£m	£m	%		£m	£m	£m	%	%
		Adjusted	Original				Adjusted	Original
Personal	167	170	183	(2)		5	(2)	(2)	97.7	99.8
Commercial	59	64	71	(7)		1	(1)	(1)	96.4	106.6

	226	234	254	(3)		6	(3)	(3)	97.8	101.3

									General Business
									Result
									(based on LTIR)
									2004	2003
									C$m	C$m
Personal									53	26
Commercial									32	26

									85	52

Operating Ratio					Personal		Commercial		Total
					2004	2003	2004	2003	2004	2003
					%	%	%	%	%	%
Claims ratio					73.1	75.8	55.8	65.1	69.0	72.5
Expense ratio					24.6	24.0	40.6	41.5	28.8	28.8

					97.7	99.8	96.4	106.6	97.8	101.3

S44

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INTERNATIONAL – CANADA GENERAL BUSINESS OPERATIONS BREAKDOWN

SECOND QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2004	2003	Inc/dec	2004	2003	2004	2003
	C$m	C$m	%	C$m	C$m	%	%
Personal
Household	58	59	(2)	7	4	90.2	93.1
Motor	176	173	2	9	3	94.0	95.4

	234	232	1	16	7	91.9	93.9

Commercial			—			—	—
Property	20	19	3	(3)	7	112.6	73.6
Motor	20	32	(40)	2	(2)	82.6	105.8
General liability	17	17	9	1	(2)	92.1	116.8
Other	17	19	(5)	(2)	1	112.2	81.3

	74	87	(14)	(2)	4	100.6	95.7

Total	308	319	(3)	14	11	94.2	94.1

	£m	£m	%	£m	£m	%	%
		Original			Original
Personal	96	105	—	6	3	91.9	93.9
Commercial	31	42	1	(1)	2	100.6	95.7

	127	147	(14)	5	5	94.2	94.1

						General Business
						Result
						(based on LTIR)
						2004	2003
						C$m	C$m
Personal						36	22
Commercial						13	17

						49	39

Operating Ratio		Personal		Commercial		Total
		2004	2003	2004	2003	2004	2003
		%	%	%	%	%	%
Claims ratio		68.3	71.6	61.4	56.1	66.8	67.1
Expense ratio		23.6	22.3	39.2	39.6	27.4	27.0

		91.9	93.9	100.6	95.7	94.2	94.1

S45

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GROUP REINSURANCES

	2004	2003
	Total	Original
	£m	£m
General business net premiums written	7	2
Underwriting result	(2)	(9)

•	The Group reinsurances underwriting result reflects the cost of the centrally placed Group event covers and the result of internal reinsurances as well as a central margin.

S46

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LIFE

•	The reduction in UK net written premium reflects the decision to close the new life funds to new business with effect from 1 September 2002.

•	The reduction in Other in both premium and life business result reflects the disposals of the life companies with Promina in May 2003 and the sale of La Construccion in December 2003.

•	The sale of our Scandinavian Life business was announced on 24 June 2004.

•	The sale of our UK Life business was announced on 30 July 2004.

S47

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TERRITORIAL ANALYSIS OF LIFE BUSINESS OPERATIONS

LIFE & PENSIONS

Net Premiums Written		Six Months to 30 June
	2004	2003	2003	Currency
		Adjusted	Original	Inc/dec
	£m	£m	£m	%
United Kingdom	390	475	475	(17.9)
Scandinavia	140	130	135	8.0
Other	23	144	147	(84.0)

	553	749	757	(26.2)

Life Business Result		Six Months to 30 June
		Restated	Restated
	2004	2003	2003	Currency
		Adjusted	Original	Inc/dec
	£m	£m	£m	%
United Kingdom	43	44	44	(2.3)
Scandinavia	13	15	16	(13.0)
Other	1	15	15	(98.0)

	57	74	75	(23.0)
Other items	—	(66)	(67)	100.0

	57	8	8	612.5

SHAREHOLDERS’ INTEREST IN LONG TERM BUSINESS
			Restated
		6 Months	6 Months	12 Months
		2004	2003	2003
		(unaudited)	(unaudited)	(unaudited)
		£m	£m	£m
Balance brought forward		1,034	1,062	1,062

Exchange		(16)	48	63
Movements for the year		73	352	396
Dividends and transfers		(33)	(80)	(141)
Capital injections		4	(10)	59
Acquisitions		—	—	—
Disposals		(9)	(261)	(405)

Balance carried forward		1,053	1,111	1,034

S48